Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On January 25, 2012, Exelon hosted a conference call to review its fourth quarter 2011 earnings. The following are portions of the earnings release narrative and a transcript and related slides of certain portions of the call relating to the proposed merger with Constellation Energy.

Excerpt of merger-related text in the earnings press release:

Fourth Quarter and Recent Highlights

•

Constellation Merger Update: Exelon and Constellation continue to move forward with the regulatory reviews needed to complete their proposed merger. On December 21, 2011, the U.S. Department of Justice (DOJ) cleared the way for the merger in connection with its review of the transaction under the Hart-Scott-Rodino Act. The DOJ’s Antitrust Division filed court papers seeking approval by the U.S. District Court for the District of Columbia with regard to the merger. These papers detail the conditions for the merger agreed to by the DOJ, Exelon and Constellation.

The merger has been approved by the New York Public Service Commission, the Public Utility Commission of Texas and shareholders of Exelon and Constellation. It also requires regulatory approvals by the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission and the Maryland Public Service Commission. In a merger settlement with the State of Maryland, the Maryland Energy Administration (MEA), the City of Baltimore and the Baltimore Building and Construction Trades Council announced December 15, 2011, Exelon, Constellation and Baltimore Gas and Electric Company agreed to provide a package of benefits totaling more than $1 billion and expected to create more than 6,000 jobs in Maryland. Exelon and Constellation continue to expect that the merger will be finalized in early 2012

Excerpts from the transcript of the earnings conference call relating to the proposed merger:

. . .

John Rowe – Exelon Corporation – Chairman & CEO

Our merger with Constellation remains on track to close in the first quarter. We have received several more of the required approvals for the transaction, and particularly the all-important DOJ review, and we await final approvals by Maryland, PSC, the NRC and FERC. In Maryland, we were, of course, extremely pleased to have settled with a number of major parties to the case, including the governor, very much including the governor, and we have now a schedule for a final order from the PSC on February 17. We have asked the FERC to issue their final ruling early this year and remain hopeful that they will provide their final decision in the same time frame as the Maryland Commission. We will close the merger shortly after receiving all of the regulatory approvals.

. . .

Matt Hilzinger – Exelon Corporation – SVP & CFO

With respect to our merger with Constellation, we have concluded our post-merger legal structure and now plan to merge Constellation Energy Company into Exelon Corporation and then transfer all of the Constellation Energy Company subsidiaries, excluding BGE, to Exelon Generation. Constellation Energy Company’s existing debt will be assumed by Exelon Corp, and BGE will continue to exist as a separate subsidiary under Exelon. We expect to execute the structure re-organization immediately following the closing of the merger, and both companies have received the necessary bank consents to proceed.

. . .

Jay Dobson – Wunderlich Securities, Inc. – Analyst

Ken, just finishing up on that, so you would suggest there would be higher margins in the retail business than we see in the broader market, understanding that the retail and wholesale are going to track one another? Just wanted to finish up on that last thought.

Ken Cornew – Exelon Corporation – SVP & Exelon Power Team President

On retail margins, we have seen retail margins be cyclical and inversely correlated to price in natural gas cycles. However, there are a couple of comments to that. The market has not really been very cyclical in the last couple of years and has been steadily declining. The competitive environment on the retail side, particularly in new markets like Pennsylvania where you do have many, many players looking for market share, has put pressure on margins.

That being said, in our business we are seeing relatively stable margins in the areas where we are transacting.

John Rowe – Exelon Corporation – Chairman & CEO

Let me try to flesh out what Ken just said, because I think it’s important. One of the reasons — there were many that you all heard — but one of the reasons Exelon was interested in acquiring Constellation is that, in general, the margin if you go all the way to the retail customer is somewhat larger than it is just selling into the wholesale market. And indeed, Constellation has been successful in securing quite attractive margins on a regular basis.

Now, what Ken is trying to say is that when wholesale prices rise, retail margins tend to shrink a little. But when wholesale margins fall, it goes in the same direction but there’s a lag and the retail margins get little bit larger. I think I said that accurately, didn’t I, Ken?

Ken Cornew – Exelon Corporation – SVP & Exelon Power Team President

You did, John.

John Rowe – Exelon Corporation – Chairman & CEO

And that’s part of why we want this whole retail market channel.

Excerpt from the slides used during the earnings conference call relating to the proposed merger:

Merger Approvals Process on Schedule
(as of 1/20/2012)

Note: The Department of Public Utilities in Massachusetts concluded on September 26, 2011 that it does not have jurisdiction over the merger.
Stakeholder Status of Key Milestones Approved
Texas PUC
(Case No. 39413)
Approval received on August 3, 2011
Securities and Exchange Commission
(SEC)
(File No. 333-175162)
Joint proxy statement declared effective on October 11, 2011
Shareholder Approval Shareholders overwhelmingly approved the merger on November 17, 2011
New York PSC
(Case No. 11–E–0245)
Declaratory ruling on December 15, 2011 confirming that Commission review is not required
Department of Justice (DOJ) U.S. DOJ clearance received on December 21, 2011
Nuclear Regulatory Commission
(Docket Nos. 50-317, 50-318, 50-220,
50-410, 50-244, 72-8, 72-67)
Filed for indirect transfer of Constellation Energy licenses on May 12, 2011
Federal Energy Regulatory Commission
(FERC)
(Docket No. EC 11-83)
Settlement agreement filed with PJM Market Monitor on October 11, 2011
Maryland PSC
(Case No. 9271)
Settlement agreement reached with key stakeholders in Maryland on
December 15, 2011
Hearings scheduled for January 25 – 27, 2012
Briefs due February 6, 2012
Order expected on February 17, 2012

Post-Merger Legal Entity Structure
BGE
• BGE will exist as a separate subsidiary under Exelon with its current ring-fenced structure
• BGE will continue as a separate SEC registrant and will continue to issue debt
Constellation Energy Group, Inc. (CEG) will be merged into Exelon Corporation
• CEG subsidiaries, excluding BGE, will then be transferred to Exelon Generation and become direct wholly-owned subsidiaries of Exelon Generation
• Exelon Corporation will assume the obligations of CEG’s publicly-held debt, guarantees and other contracts
Benefits of merging CEG into Exelon
• Placement at HoldCo provides bondholders with diversity of cash flows from regulated and unregulated businesses
• Optimizes funding costs by utilizing the Exelon Generation credit as the primary financing vehicle for the unregulated business post-merger
• Simplifies accounting and reporting through elimination of separate CEG SEC registrant
• No impacts on BGE ring-fencing commitments to Maryland PSC

Maryland Settlement Summary

Settlement agreement with State of Maryland, City of Baltimore and other key parties increases value of merger package to more than $1 billion
Package includes 285 – 300 MW of new generation in Maryland
• 120 MW of natural gas generation
• 125 MW of Tier 1 renewable generation, of which at least 62.5 MW will be wind generation
• 30 MW of solar energy
• 10 - 25 MW of generation capacity from poultry litter
Significant benefits to the state and customers
• $100 credit to each residential customer
• Construction of LEED office building in Baltimore
• $50M funding for low income weatherization measures
• $32M funding for offshore wind research and development in Maryland
Commitments to preserve BGE as a leading Maryland company
• Maintain capital and O&M spend and no dividend contributions to parent through 2014
• Maintain investment in smart meters, reliability and other key initiatives

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (2) conditions to the closing of the merger may not be satisfied; (3) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (9) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.